FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

6/01/02

For the month of June, 2002

Advantest Corporation
(Translation of Registrant's Name Into English)

Shinjuku-NS Building
4-1 Nishi-Shinjuku 2-chome
Shinjuku-ku
Tokyo 163-0880
Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______)

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

Advantest Corporation
(Translation of Registrant's Name Into English)

Shinjuku-NS Building
4-1 Nishi-Shinjuku 2-chome
Shinjuku-ku
Tokyo 163-0880
Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______)

Materials Contained in this Report:

1. English translation of the Japanese-language Notice of Convocation for the FY2002 ordinary shareholders' meeting.

2. English translation of the Japanese-language notice of resolutions adopted at the ordinary shareholders' meeting on June 27, 2002.

3. English translation of a press release dated June 27, 2002, announcing the terms of stock acquisition rights to be issued in connection with the grant of stock options.

4. Executive summary of the Japanese-language Business Report sent to the registrant's shareholders on June 27, 2002.

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

   Japanese Business Report (for the registrant's 60th period from April 1, 2001 through March 31, 2002) sent to shareholders in Japan on June 27, 2002, consisting of 20 small pages (including cover pages). The report included the following sections:

   I. Message to shareholders from Chairman Oura and President Maruyama

   II. Description of business results by operation division

   III. Summary of unconsolidated financial statements including statements of income, appropriation of retained earnings and balance sheets

   IV. Summary of consolidated financial statements including statements of income and balance sheets

   V. Shareholder information

   VI. List of directors and corporate auditors

   VII. Back cover setting forth addresses and other general information

5. Executive summary of the Japanese-language Securities Report submitted to the Chief of the Kanto Financial Bureau of the Ministry of Finance of Japan on June 27, 2002.

   (All financial information has been prepared in accordance with generally accepted accounting principles in Japan)

   Japanese Securities Report for the fiscal year from April 1, 2001 through March 31, 2002 pursuant to Article 24, paragraph 1 of the Securities Exchange Act of Japan and submitted to the Chief of the Kanto Financial Bureau of the Ministry of Finance of Japan on June 27, 2002, consisting of 117 pages (including cover), which includes the following:

I. Corporate information

A. Corporate overview
   1. Five-year history of changes in major business indices
   2. History of the company and its associated companies
   3. Overview of business
   4. Associated companies
   5. Employee information

B. Business
   1. Business results
   2. Production, orders and sales
   3. Management issues
   4. Material contracts
   5. Research and development

C. Capital assets
   1. Overview of capital expenditure
   2. Important capital assets
   3. Plans for new projects and disposition of projects

D. Company information
   1. Share information
      a. Total number of shares
      b. Stock acquisition rights
      c. Number of shares outstanding, changes in capital stock
      d. Shareholder information
      e. Major shareholders
      f. Voting rights
      g. Stock options
   2. Share repurchases
   3. Dividend policy
   4. Changes in share price
   5. Directors and corporate auditors

E. Financial information
   1. Consolidated financial information
      a. Audited consolidated financial statements
         - Consolidated balance sheets
         - Consolidated statements of income
         - Consolidated statements of retained earnings
         - Consolidated statements of cash flows
           (together with significant accounting policies and notes to consolidated financial statements)
         - Segment information
         - Supplementary statements
      b. Other

2. Unconsolidated financial information
    a. Unconsolidated financial statements
        - Unconsolidated balance sheets
        - Unconsolidated statements of income
        - Appropriation of unconsolidated retained earnings (together with significant accounting policies and notes to unconsolidated financial statements)
        - Supplementary statements
    b. Major assets and liabilities
    c. Other

F. Share handling information

G. Reference materials

II. Information on guarantors (none)

The registrant sent copies of the report to the following stock exchange:

- Tokyo Stock Exchange, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By: /s/ H. Owada

Name: Hitoshi Owada

Title: Managing Director and Senior Vice President, Administration and Finance Division

Date: June 28, 2002

(Translation)

June 3, 2002

To Our Shareholders

Toshio Maruyama
President and COO
ADVANTEST CORPORATION
32-1, Asahi-cho 1-chome,
Nerima-ku, Tokyo

CONVOCATION NOTICE OF THE 60TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs and Madams:

Notice is hereby given that the 60th ordinary general meeting of shareholders of ADVANTEST CORPORATION (the "Company") will be held as set forth below. Your attendance thereat is respectfully requested.

If you are not able to attend the meeting, you may exercise your voting rights by submitting the enclosed voting instructions. In such case, after examining the reference documents as set forth below, please indicate your intention to vote "for" or "against" each agenda item, then affix your seal to the voting instructions form and send the said form to us.

1. Date and time: June 27, 2002 (Thursday) at 10:00 a.m.

2. Place: Main Conference Room of the Company
   32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

3. Subject matters of the meeting:

   Matters to be reported:

   Matters concerning the business report, balance sheet and statement of income for the 60th Fiscal Year (from April 1, 2001 to March 31, 2002).

   Matters to be resolved:

   Agenda Item No. 1: Matters concerning the approval of the proposed appropriation of retained earnings for the 60th fiscal year.

   Agenda Item No. 2 Matters concerning the repurchase of the Company's shares

   (An outline of this agenda item is set forth on page 25 of the "Reference Documents with respect to the Exercise of the Voting Rights" below)

Agenda Item No. 3:	Matters concerning a partial amendment to the Articles of Incorporation (An outline of this agenda item is set forth on page 25 through 30 of the "Reference Documents with respect to the Exercise of the Voting Rights" below)
Agenda Item No. 4:	Matters concerning a proposal to issue stock acquisition rights to persons other than shareholders on especially favorable terms (An outline of this agenda item is set forth on page 30 through 32 of the "Referential Documents with respect to the Exercise of the Voting Rights" below)

When attending the meeting on the date set forth above, please submit the voting instruction form enclosed herewith to the reception desk at the place of the meeting.

(Attachment)

Business Report

(April 1, 2001 through March 31, 2002)

1. Overview of Business

(1) Results of Business

(a) Business Conditions

During the past fiscal year, the global economy stagnated due to uncertainties caused by the general recession triggered by the slowdown in the U.S. IT market and the aftershocks of the September terrorist attacks in the U.S. Early in 2002, inventory levels in the U.S. began to adjust and the U.S. economy showed increasing signs of bottoming out, triggering preliminary signs of recovery in certain parts of Europe and Asia. In Japan, even though prospects improved slightly in sectors such as semiconductors and electronics, where export levels improved, the outlook remained stark as domestic demand remained weak.

The electronics industry, in which Advantest operates, has not yet reached previous investment levels, as the worldwide IT investment slowdown negatively affected performance at both Japanese and overseas semiconductor makers and caused them to put their capital expenditures on hold.

Advantest sought to cope with these market conditions through the timely introduction of new products and by increasing customer satisfaction, but orders and sales remained weak due to significant investment cuts by customers.

To deal with these difficult economic conditions, Advantest worked to implement various emergency measures such as reducing expenses (including lower remuneration for board directors), curbing capital expenditures, and temporarily suspending factory operations. At the same time, to ensure long-term reductions to its fixed costs, Advantest also proceeded with various structural reforms such as the merging or closing of certain business operations, branch offices and subsidiaries, the lowering of manufacturing costs via standardization of product parts and designs and streamlining of product lines, and the reducing of its workforce. Furthermore, Advantest performed write-downs on inventories of products that were discontinued due to a sharp fall in demand or the introduction of successor products.

As a result, incoming orders was ¥52.2 billion (down 76.4% from the previous year), net sales was ¥72.9 billion (down 67.6%), ordinary loss was ¥35.3 billion and net loss was ¥19.2 billion. In addition, export sales as a percentage of total sales was 53.1%, as compared to 68.7% in the previous fiscal year.

(Overview of Results by Segment)

The following is an overview of FY2001 results by segment.

(Automatic Test Equipment Segment)

Turning away from the solid performance of the previous fiscal year, the semiconductor industry experienced excessive inventory and over-supply caused by the rapid drop in demand, which led to significant decreases in worldwide investment levels. Depression in the memory market, in particular, caused some leading semiconductor manufacturers to pull out from the DRAM market. As a result, the automatic test equipment segment suffered significantly poor results. Beginning in the second half of the fourth quarter, however, there was increasing interest in SoC (System-on-a-Chip) testers and LCD driver testers for digital consumer products. Memory test systems also attracted a higher level of inquiries as DRAM prices began to recover.

In the area of memory testers, Advantest began shipping the T5375, a backend flash memory and front-end DRAM tester optimized for 300mm wafers. Advantest also began shipping the T5771, a front-end tester capable of testing flash memory at eight times the throughput of previous models.

In the area of SoC testers, Advantest began shipping the T6673 and T6683, which function at test speeds of 500MHz and 1GHz respectively. These testers feature significantly improved mixed signal capability for the mass production of increasingly complex and multi-functional next-generation devices. The T6371, a new test system for LCD driver IC's, attracted a large number of inquiries due to strong sales of LCD related devices.

As a result of the above, incoming orders in the automatic test equipment segment was ¥36.5 billion (down 80.1% from the previous fiscal year) and net sales was ¥52.6 (down 72.5%). In addition, overseas sales as a percentage of total sales decreased to 61.0% from 75.8% in the previous fiscal year due to significantly depressed sales in Asia, particularly to test houses in Taiwan.

(Measuring Instrument Segment)

In the wireless communications market, the R3100 series, which are spectrum analyzers for wireless LAN, experienced strong sales. On the other hand, the spectrum analyzer R3200 series faced significantly reduced demand as the installation of base stations for 3G (third generation)[1] mobile network in Japan approached completion. In addition, there was decreased demand for the network analyzer R3700 series designed for testing high frequency parts for the 3G technologies.

In the optical communications market, optical power meters used to test commercial optical parts recorded solid sales. However, reacting to the excessive capital investments made during the IT bubble in the previous fiscal year, this market still showed no sign of recovery, resulting in a significant decrease in demand for bit-error rate test systems for the fiber-optic digital transmission market, optical network analyzers, optical spectrum analyzers and ondometers used for testing fiber-optic parts, and coherent optical time domain reflectometers used in the rollout of undersea fiber-optic cables.[2]

As a result of the above, incoming orders in the measuring instrument segment was ¥15.7 billion (down 58.4% from the previous fiscal year) and net sales was ¥ 20.3 billion (down 40.7%). Export sales as a percentage of total sales was 32.5% as compared to 29.3% in the previous fiscal year.

(Overview of Research and Development)

In order to achieve the Company's mission of supporting leading-edge technology with state-of-the-art developments, Advantest conducts research and development of products that are important for its future business in testing technologies that support the electronics, communications and semiconductor manufacturing industries.

Advantest conducts research and development through its internal research division as well as domestic and overseas development subsidiaries including Advantest Laboratories. Research and development activities that took place in the fiscal year ended March 31, 2002 are detailed by operating segment below.

(Automatic Test Equipment Segment)

In the area of memory testers, Advantest developed the T5375, a system used in the front-end testing of DRAM and backend testing of flash memory under mass production, and capable of testing 128 devices simultaneously at 143 or 286 MHz. Advantest also developed the T5771, a low-cost and high-throughput test system used in the front-end testing of flash memory that is capable of testing 128 devices simultaneously. Furthermore, Advantest developed the T5571ES for personal use, which offers the functionality of the T5771 while featuring reduced cost, size, power requirement and noise level.

In the area of SoC testers, Advantest developed the T6673, which features significantly improved mixed signal capability for the mass production of increasingly complex and multi-functional next-generation devices and is capable of testing a maximum of 1024 pins at 500MHz. Advantest also developed the high-end T6683 SoC test system capable of testing devices with higher speed and pin count.

---

1 The collective term used to refer to third generation W-cdma and cdma2000 protocols.

2 Optical time domain reflectometer detects breakage or damage in optic fiber.

In the area of handlers, Advantest developed and expanded its add-on component line-up focusing particularly on the M4541A/AD high-throughput universal logic handlers. Advantest is also developing logic handlers with cooling functionalities to add to the M45 product series.

In the area of applied nanotechnology systems, Advantest developed the F5112 electronic beam lithography system for the research and mass production of next-generation devices based on design rules of 0.13 micron or under. In addition to next generation SoCs, the F5112 is expected to be used in applications such as the testing of next generation magnetic disk heads (GMR heads) and high-speed communication devices (GaAs devices).

For the purpose of pattern inspection, Advantest developed an automatic pattern measuring system, the E3410C, which is capable of inspecting process dimensions at the nanometer level during the process testing of SAW filters.

(Measuring Instrument Segment)

With respect to wireless communications, Advantest developed the R4870 for the Bluetooth market. The Bluetooth technology enables electronic devices to interconnect wirelessly. Based on Advantest's proprietary WMT platform[3], the R4870 is a dedicated tester that tests both the wireless characteristics and interconnectivity of modules and add-on chips that comply with standards established by the relevant standards organization.

With respect to mobile communications, Advantest developed software for the R3562 and R3200 series to evaluate and analyze the transmission and reception characteristics of the cdma2000 and HDR protocols used in IMT2000.[4] With respect to high-frequency components, Advantest developed the R3860, an 8GHz RF component analyzer based on the WMT platform which is compatible with high port counts and capable of testing at the world's fastest speed (10 microsecond per point).

As for optical communications, Advantest developed the Q8331 multi-wavelength meter for simultaneous high-speed testing of multiplexed optical signals during the production and development of D-WDM (Dense Wavelength Division Multiplexing) systems. Furthermore, Advantest developed the Q7607 optical chirp test set for the next generation optical communications market, whose networks are expected to reach the high-capacity and extremely high speed of 40Gbps. The Q7607 is capable of quickly detecting shifts in frequency of optical pulses with data rates of up to 50Gbps. In addition, Advantest is currently developing a 50Gbps bit error rate test system for the next generation 40Gbps optical communications market.

(Advantest Laboratories)

Advantest Laboratories developed a prototype compact monitoring device that considerably facilitates ultra-sensitive detection of organic contaminants, which adversely affect the reliability and production yield of semiconductor production facilities. With respect to the testing of signal jitters that pose reliability problems for high-speed communications, Advantest Laboratories developed a new method that enables testing of bit error rate and jitter resistance at higher speed than existing methods.

---

3 WMT (Wizard of Module Test) platform is a shared platform developed by Advantest that permits customization for specific applications by adding blocks and modules necessary for testing.

4 "IMT2000" -- International Mobile Telecommunications 2000. The third generation of digital mobile communication technology.

(Sales Breakdown by Segment)

Fiscal Year / Segment	FY2000		FY2001		Change from the previous period	
	Amount (in million yens)	Percentage (%)	Amount (in million yens)	Percentage (%)	Amount (in million yens)	Percentage (%)
Measuring Instrument	34,249	15.2	20,308	27.8	(13,941)	(40.7)
Automatic Test Equipment	191,060	84.8	52,619	72.2	(138,441)	(72.5)
Total	225,309	100.0	72,928	100.0	(152,381)	(67.6)
Export	154,813	68.7	38,714	53.1	(116,099)	(75.0)

(b) Challenges Ahead

While the U.S. economy is expected to recover during the upcoming fiscal year, Advantest expects consumer demand in Japan to remain weak as the domestic recession continues. In the electronics industry, semiconductor and communications equipment makers are expected to continue capital spending cuts. Demand is expected to recover no sooner than the second fiscal half.

To cope with these challenging conditions, Advantest will continue its cost-cutting efforts throughout the group and seek ways to improve profitability.

It is Advantest's mission to support leading-edge technology at its forefront. Its basic management policy consists of the three goals of increasing corporate value, improving shareholder and customer satisfaction and achieving excellence.

To achieve these ends, Advantest seeks to increase customer satisfaction and improve results by means of a management structure which is responsive to market changes, early development of key future technologies and timely customer solutions under the concept of "GETsolution".[5]

In addition, Advantest uses "AVA" (Advantest Value Added), a financial index incorporating such indexes as profit margin, ROE, cash flow and EVA (Economic Value Added)[6], to measure its business performance. Advantest seeks to increase its corporate value and shareholder value by setting a minimum target rate for AVA at 8% and targeted a return on investment of at least 12% in the medium term.

Furthermore, Advantest launched on October 1, 2001 a company-wide initiative called "Initiative 21." This initiative seeks to promote effective ideas and strategies at all levels of the Company, from the sales, development and manufacturing to maintenance and administrative divisions, in order to improve the Company's competitiveness. Through the efforts of each and every employee in accepting new challenges, Advantest seeks to achieve further growth while fulfilling its social mission. This initiative will continue through 2004, the year that marks the Company's 50th anniversary.

In addition, Advantest began listing on the New York Stock Exchange on September 17, 2001. Advantest hopes this listing will facilitate its overseas business activities, particularly in the U.S., and will seek to strengthen its investor relations and disclosure efforts and increase public recognition of the company.

We look forward to your continued support and guidance as shareholders.

---

5 GETsolution (Globally Enabled Total solution) is Advantest's service-based business designed to provide a set of comprehensive solutions to issues ranging from the design to product delivery of semiconductors.

6 "EVA" is the registered trademark of Stern Steward & Co.

(c) Capital Expenditures

Advantest invested a total of ¥940 million as capital expenditures in FY2001 with a focus on new product development, manufacturing streamlining, power saving and expansion of manufacturing capacity.

i) Significant capital expenditure projects completed in FY2001

Second building of Gumma R&D Center	Meiwa-machi, Ora-gun, Gumma Prefecture	Completed in April 2001
Second building of Second Gumma Factory	Ora-machi, Ora-gun, Gumma Prefecture	Completed in October 2001

ii) Significant ongoing capital expenditure projects in FY2001

Kitakyushu R&D Center	Yahatahigashi-ku, Kitakyushu-shi, Fukuoka Prefecture	To be completed in June 2002

(d) Financing

No significant financing activity took place in FY2001.

(2) Historical Data on Business Results and Assets

	FY1998	FY1999	FY2000	FY2001
Net sales (in million yens)	127,927	142,209	225,309	72,928
Net income (in million yens)	15,631	14,426	31,820	(19,265)
Net income per share (in yens)	157.46	144.82	319.08	(193.71)
Net assets (in million yens)	182,240	203,379	230,988	204,058
Total assets (in million yens)	256,900	299,555	354,357	258,544

(Note) The calculation of net income per share was based on the average number of total shares outstanding during the relevant fiscal year. Due to an amendment in the Commercial Code and the "Regulations Regarding the Balance Sheets, Income Statement, Business Report and Attached Schedules of Corporations" that requires that treasury stock be presented in shareholders' equity as a deduction item, the number of shares held by the Company as treasury stock was deducted from the average number of total outstanding shares when calculating net income per share beginning in FY2001.

2. Company Information (as of March 31, 2002)

(1) Primary Areas of Business

Segment	Main Products
Measuring Instruments	Digital multimeters, digital thermometers, voltage/current generators, electrometers, electronic counters, spectrum analyzers, network analyzers, signal generators, wireless equipment testers, power meters, EMC testers, optical power meters, optical spectrum analyzers, coherent OTDR, optical wavelength meters, laser diode test systems, optical network analyzers, optical chirp test sets, polarization scramblers, error rate test systems, audio/video testers, measuring instrument peripherals.
Automatic Test Equipment	SoC (System-on-a-Chip) test systems, memory test systems, flash memory test systems, RFIC test systems, image sensor test systems, LCD driver test systems, dynamic test handlers, device interface units, electronic beam test systems, electronic beam lithography equipment.

(2) Equity Stock

(a) Total number of authorized shares — 220,000,000 shares

(b) Total number of outstanding shares

Total number of outstanding shares — 99,783,385 shares

Increases in total number of outstanding shares during FY2001

- Shares issued upon exercise of stock subscription rights — 47,816 shares

(c) Number of shareholders — 26,369

(d) Main shareholders

Name of Shareholder	Status of Ownership		Advantest's Interest in such Shareholder	
	Number of Shares (in thousand shares)	Percentage of Ownership (%)	Number of Shares (in thousand shares)	Percentage of Ownership (%)
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account))	16,023	16.05	--	---
Fujitsu Ltd.	4,747	4.75	---	--
Japan Trustee Services Bank, Ltd.	4.158	4.16	–	–
The Dai-Ichi Kangyo Bank, Limited	4,108	4.11	–	–
The Chase Manhattan Bank N.A. London S.L. (omnibus account)	4,054	4.06	---	--
UFJ Trust Bank, Limited (trust account A)	3,356	3.36	--	---
The Mitsubishi Trust and Banking Corporation (trust account)	2,941	2.94	---	--
The Nissan Fire and Marine Insurance Company, Limited	2,731	2.73	1,000	0.39
The Dai-ichi Mutual Life Insurance Company	2,224	2.22	---	--
Takeda Riken Limited Liability Company	2,082	2.08	--	---

(Notes) 1. Mizuho Trust & Banking Co., Ltd. holds the 16,023 thousand shares of common stock referred above as the trustee of a retirement benefit plan of Fujitsu Ltd., and exercises its voting rights pursuant to instructions given by Fujitsu Ltd.

2. The Dai-Ichi Kangyo Bank, Limited, the Fuji Bank, Limited and the Industrial Bank of Japan, Limited effected certain restructuring changes through mergers and demergers on April 1, 2002 and became Mizuho Bank, Limited and Mizuho Corporate Bank, Limited. As a result, Mizuho Corporate Bank, Limited assumed ownership of the 4,108 thousand shares of Advantest's common stock formerly owned by the Dai-Ichi Kangyo Bank, Limited. In addition, Advantest owns 1,031 shares (or 0.01% of outstanding shares after exclusion of non-voting preferential shares) of Mizuho Holdings, Inc., which is the holding parent of the Mizuho Corporate Bank, Limited.

3. Advantest owns 125 shares (or 0.00% of outstanding shares after exclusion of non-voting preferential shares) of UFJ Holdings, Inc., which is the holding parent of UFJ Trust Bank, Limited.

(3) Acquisition, Disposition and Holding of Treasury Stock

(a) Acquisition

Repurchase of shares constituting less than a trading unit

Common stock	3,859 shares
Aggregate cost of acquisition	¥43,460 thousand

(b) Disposition

Common stock	2,300 shares
Aggregate proceeds from disposition	¥30,876 thousand

(c) Number of treasury stock as of end of period

Common stock	325,654 shares

(4) Employees

	Number of Employees	Change from End of Previous Period	Average Age	Average Years of Service
Male	1,616	83	36.37	11.73
Female	218	(23)	32.09	9.80
Total or Average	1,834	60	35.87	11.50

(Note) The employee numbers set forth above do not include secondees to affiliates.
157 employees where transferred to Advantest Corporation in connection with the liquidation of Advantest Technologies Co., Ltd.

(5) Business Combinations

(a) Significant Subsidiaries

Name of Subsidiary	Common Stock	Percentage of Ownership	Principal Activities
Advantest Laboratories Ltd.	¥50 million	100%	Research and development of measuring and testing technologies
Advantest Customer Engineering Corporation	¥300 million	100%	Maintenance service for Advantest products
Advanmechatec Co., Ltd.	¥300 million	100%	Manufacturing of Advantest products
Advantest Instruments Corporation	¥100 million	100%	Manufacturing of Advantest products
Advanmicrotec Co., Ltd.	¥50 million	100%	Manufacture of components used in Advantest products
Advanelectron Co., Ltd.	¥50 million	100%	Manufacturing of Advantest products
Advantest AD Corporation	¥50 million	100%	Manufacturing of Advantest products
Advantest Finance Inc.	¥1,000 million	100%	Leasing of Advantest products
Advantest America Corporation (Holding Co.)	US$43,000 thousand	100%	Headquarters of North American operations
Advantest America, Inc.	US$42,000 thousand	100%	Manufacturing and sales of Advantest products
Advantest (Europe) GmbH	10,792 thousand Euros	100%	Headquarters of European operations; sales of Advantest products
Advantest Asia Pte. Ltd.	15,300 thousand Singapore dollars	100%	Headquarters of Asian operations
Advantest Taiwan Inc.	560,000 thousand New Taiwan Dollars	100%	Sales of Advantest products
Advantest (Singapore) Pte. Ltd.	500 thousand Singapore Dollars	100%	Sales of Advantest products

(Note) Percentage of ownership includes indirectly held shares.

(b) Business Combination Activities

(i) Advantest Technologies Co., Ltd. terminated operation upon its liquidation on November 30, 2001.

(ii) Advantest Components Corporation terminated operation upon its liquidation on February 28, 2002.

(iii) Advantest America Design Center, Inc. began operation on July 1, 2001 in the U.S. as a research and development subsidiary for measuring instruments.

(iv) The operations of Advantest Europe Corporation (Holding) GmbH, Advantest (Europe) GmbH and Advantest Test Engineering Solutions GmbH were consolidated on December 21, 2001, with Advantest (Europe) GmbH as the surviving entity.

(v) ACT Advanced Circuit Testing GmbH terminated operation upon its liquidation on March 31, 2002.

(vi) Advantest Taiwan Engineering, Inc. began operation on April 1, 2001 in Taiwan as a sales and maintenance service subsidiary for automatic test equipment.

(vii) Advantest made an investment in Japan Engineering Co., Ltd. on April 10, 2001, which became an affiliate for the manufacturing and sales of automatic test equipment.

(c) Results of Business Combination Activities

Advantest Corporation has 41 subsidiaries (including the 14 significant subsidiaries listed above) and 1 equity method affiliate. In FY2001, consolidated net sales was ¥95.2 billion (down 63.7% from the previous fiscal year) and consolidated net loss was ¥22.9 billion.

(6) Significant Sales and Branch Offices

Category	Name of Office	Location
Head Office, Branch Office and Sales Office	Head Office	Shinjuku-ku, Tokyo
	Nerima Office	Nerima-ku, Tokyo
	Gyoda Office	Gyoda, Saitama
	West Tokyo Office	Tachikawa, Tokyo
	Western Japan Office	Suita-shi, Osaka
	Instrument Sales Division -- Communication Products	Takatsu-ku, Kawasaki, Kanagawa
	Instrument Sales Department 1	Nerima-ku, Tokyo
	Instrument Sales Department 2	Takatsu-ku, Kawasaki, Kanagawa
	Instrument Sales Department 3	Takatsu-ku, Kawasaki, Kanagawa
	NTT Sales Department	Nerima-ku, Tokyo
	Eastern Regional Sales Branch	Shinjuku-ku, Tokyo
	Sendai Sales Branch	Aoba-ku, Sendai-shi, Miyagi
	Tokyo Sales Branch	Shinjuku-ku, Tokyo
	Mito Sales Branch	Mito-shi, Ibaraki
	Government and Public Organization Sales Department	Shinjuku-ku, Tokyo
	Kanto Regional Sales Branch	Takatsu-ku, Kawasaki, Kanagawa
	West-Tokyo Sales Branch	Tachikawa, Tokyo
	Kanto Sales Branch	Nerima-ku, Tokyo
	Kanagawa Sales Branch	Takatsu-ku, Kawasaki, Kanagawa
	Western Regional Sales Branch	Suita-shi, Osaka
	Nagoya Sales Branch	Chigusa-ku, Nagoya, Aichi
	Osaka Sales Branch	Suita-shi, Osaka
	Kanazawa Sales Branch	Kanazawa, Ishikawa
	Okayama Sales Branch	Okayama-shi, Okayama
	Kyushu Sales Branch	Hakata-ku, Fukuoka-shi, Fukuoka
	Account Sales Department 1	Shinjuku-ku, Tokyo
	Account Sales Department 2	Shinjuku-ku, Tokyo
	ATE Osaka Sales Branch	Suita-shi, Osaka
	ATE Nagoya Sales Branch	Chigusa-ku, Nagoya, Aichi
R&D Centers	Gunma R&D Center	Meiwa-machi, Ora-gun, Gunma
	Otone R&D Center	Otone-machi, Kitasaitama-gun, Saitama
Laboratories	Advantest Laboratories	Aoba-ku, Sendai-shi, Miyagi
Factories	Gunma Factory	Ora-machi, Ora-gun, Gunma
	Gunma Factory 2	Ora-machi, Ora-gun, Gunma
	Menuma Factory	Menuma-machi, Osato-gun, Saitama
	Higashi-Matsuyama Factory	Namegawa-machi, Hiki-gun, Saitama
Other	EMC Center	Meiwa-machi, Ora-gun, Gunma

(7) Directors and Corporate Auditors

Title	Name	Area of Responsibility
Chairman of the Board and CEO	Hiroshi Oura	
Vice Chairman of the Board	Shinpei Takeshita	
President and COO	Toshio Maruyama	
Senior Managing Director	Kiyoshi Miyasaka	In charge of Corporate Planning and Strategy; Manager, Strategic Business Initiatives
Senior Managing Director	Shigeru Sugamori	In charge of Service and Technology
Senior Managing Director	Junji Nishiura	In charge of Product
Managing Director	Isao Kitaoka	Senior Vice President, Instrument Sales Division; General Manager, International Instrument Sales Division
Managing Director	Hiroji Agata	Senior Vice President, ATE Sales Division
Managing Director	Kenichi Mitsuoka	Senior Vice President, FA Business Group; General Manager, Handler Division
Managing Director	Takashi Tokuno	Senior Vice President, ATE Business Group
Managing Director	Hitoshi Owada	Senior Vice President, Administration and Finance Division; Manager, Finance and Accounting Department
Managing Director	Masakazu Ando	Senior Vice President, Instrument Business Group; General Manager, Product Development Division
Board Director	Jiro Katoh	Vice President, Instrument Business Group; General Manager, SE Division
Board Director	Tetsuo Aoki	Director of Advantest America, Inc.
Board Director	Norihito Kotani	Senior Vice President, Technology Development Group; Manager, 3rd R&D Department; Manager, 7th R&D Department
Board Director	Takao Tadokoro	General Manager, ATE Systems Engineering Division of ATE Business Group
Board Director	Hiroyasu Sawai	Vice President, ATE Sales Division; General Manager, ATE International Accoount Sales Division
Board Director	Yuri Morita	Vice President, Administration and Finance Division (in charge of legal, intellectual property and export control); Manager, Legal Department
Board Director	Hiroshi Tsukahara	Senior Vice President, DI Business Group; General Manager, DI Business Division
Board Director	Masao Shimizu	General Manager, SoC Tester Division of ATE Business Group
Corporate Standing Auditor	Noboru Yamaguchi	
Corporate Standing Auditor	Tadahiko Hirano	
Corporate Auditor	Keizo Fukagawa	Corporate Standing Auditor of Fujitsu Ltd.

(Note) 1. Changes in the appointment of board directors and corporate auditors during FY2001

(1) Changes adopted by the 59th General Meeting of Shareholders on June 28, 2001

New Appointments		Retirements / Resignations	
Board Director	Hiroshi Tsukahara	Senior Managing Director	Noboru Yamaguchi
Board Director	Masao Shimizu	Board Director	Shoji Niki
Corporate Standing Auditor	Noboru Yamaguchi	Corporate Standing Auditor	Masahiro Suwa
Corporate Auditor	Keizo Fukagawa	Corporate Auditor	Hideo Watanabe

(2) Changes adopted by the Meeting of the Board of Directors on June 28, 2001

Chairman of the Board and CEO	Hiroshi Oura	(formerly: Representative Director and President)
Vice Chairman of the Board	Shinpei Takeshita	(formerly: Representative Director

		and Executive Vice President)
President and COO	Toshio Maruyama	(formerly: Senior Managing Director)
Senior Managing Director	Shigeru Sugamori	(formerly: Managing Director)
Senior Managing Director	Junji Nishiura	(formerly: Managing Director)

2. Significant changes in the area of responsibility or position of board directors subsequent to the end of FY2001

Effective April 1, 2002

Board Director	Masao Shimizu	In charge of SoC Tester Product of ATE Business Group; General Manager, 1st SoC Tester Business Division

3. Among the corporate auditors set forth above, Keizo Fukagawa is the external auditor appointed pursuant to Article 18, Section 1 of "the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha."

Balance Sheet

(As of March 31, 2002)

(In million yens)

Assets		Liabilities	
Current assets	167,079	Current liabilities	17,817
Cash and deposits	80,198	Trade accounts payable	3,996
Trade notes receivable	1,251	Other accounts payable	3,618
Accounts receivable	18,936	Income tax payable	13
Finished products	6,510	Accrued expenses	7,272
Raw materials	6,276	Allowance for product warranty	1,983
Work in progress	24,205	Other	932
Supplies	143		
Deferred tax assets	14,670	Noncurrent liabilities	36,668
Other	14,886	Bonds	26,700
		Long-term borrowings	168
Noncurrent assets	91,464	Allowance for retirement benefits	7,778
Property, plant and equipment	47,797	Allowance for officers' retirement benefits	1,083
Buildings and improvements	19,511	Other	938
Structures	1,418	Total liabilities	54,485
Machinery and equipment	3,951	Stockholders' equity	
Vehicles and delivery equipment	0	Common stock	32,362
Tools and furniture	3,509	Statutory reserves	36,056
Land	17,916	Additional paid-in capital	32,973
Construction in progress	1,490	Legal reserve	3,083
Intangible fixed assets	5,946	Retained earnings	138,029
Software	5,946	Reserve for losses in foreign investments	27,062
Investments and other assets	37,721	General reserve	124,380
Investment securities	6,321	Undisposed deficit at end of period	13,412
Investments in subsidiaries	14,307	(Net loss)	(19,265)
Long-term loans receivable	70	Gain on revaluation of other securities	44
Deferred tax assets	14,845	Treasury stock	(2,434)
Other	2,176	Total stockholders' equity	204,058
Total assets	258,544	Total liabilities and stockholder's equity	258,544

(Note) All amounts above are truncated after the hundred million.

1. Short-term receivable from subsidiaries ¥19,214 million
2. Short-term payable to subsidiaries ¥3,752 million
3. Outstanding loan guarantees ¥106 million
   Committed loan guarantees ¥108 million
4. Accumulated depreciation on property, plant and equipment
   ¥49,842 million
5. Assets pledged as collateral
   Property, plant and equipment ¥428 million
6. In addition to the noncurrent assets on the balance sheet, the Company uses certain computer equipment under lease contracts.
7. Significant foreign currency-denominated assets
   Trade accounts receivable US$20,850 thousand
   Investment securities and investments in subsidiaries
   US$55,339 thousand
   13,270 thousand Euros
8. The amount of outstanding warrants attached to bonds, class of equity issuable upon exercise of such warrants and their exercise prices are as set forth below:

	Amount outstanding	Class of equity issuable upon exercise	Exercise price
Series 2 unsecured bonds with warrants	¥110 million	Common stock	¥21,840.00
Series 3 unsecured bonds with warrants	¥225 million	Common stock	¥14,018.00

9. Net loss per share ¥193.71

10. Increase in net assets pursuant to Article 290, Item 1, Clause 6 of the Commercial Code
¥44 million

11. Trade notes maturing on the last day of fiscal year
The settlement of trade notes maturing on the last day of fiscal year is accounted on the clearance day. As the last day of this fiscal year falls on a bank holiday, trade notes maturing on the last day of this fiscal year, which were in the following amount, were included in trade notes outstanding at the end of this fiscal year.
Trade notes receivable ¥30 million

Statement of Income

(April 1, 2001 through
March 31, 2002)

(In million yens)

Ordinary profit and loss	Operating profit and loss	Operating income		
		Net sales		72,928
		Operating expenses		
		Cost of sales	65,437	
		Selling, general and administrative expenses	46,590	112,027
		Operating loss		39,098
	Non-operating profit and loss	Non-operating income		
		Interest and dividends income	4,395	
		Other	3,855	8,250
		Non-operating expenses		
		Interest expenses	481	
		Other	3,980	4,462
	Ordinary loss			35,310
Net loss before income taxes				35,310
Income taxes				106
Income taxes - deferred				(16,151)
Net loss				19,265
Retained earnings carried over from the previous fiscal year				8,339
Interim dividends				2,486
Undisposed deficit for the fiscal year				13,412

(Note) *All amounts above are truncated after the hundred million.*

Transactions with subsidiaries

Sales	¥26,691 million
Purchases	¥29.674 million
Non-operating transactions	¥7,091 million

Significant Accounting Policies

1. Valuation of securities

   (1) Investments in subsidiaries

   Stated at cost using the moving average method

   (2) Other securities

   (a) Securities with fair value

   Stated at fair value based on market prices at the end of the relevant period (unrealized holding gains and losses are accounted for as a component of stockholders' equity; cost of other securities sold is determined using the moving average method).

   (b) Securities not practicable to estimate fair value

   Stated at cost using the moving average method

2. Valuation of derivatives

   Stated at fair value

3. Valuation of inventories

   (1) Finished products

   Stated at cost using the periodic average method

   (2) Raw material

   Stated at lower cost or market using the periodic average method

   (3) Work in progress

   Stated at cost using the periodic average method

   (4) Supplies

   Stated at cost using the specific identification method

4. Depreciation and amortization of noncurrent assets

   (1) Depreciation of plant, property and equipment

   Based on the declining balance method

   However, buildings (excluding attached improvements) acquired on or after April 1, 1998 are depreciated using the straight-line method.

   (2) Amortization of intangible fixed assets

   Based on the straight-line method

   However, software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.

5. Translation of assets and liabilities denominated in foreign currencies into yen

   Accounts receivable and accounts payable denominated in foreign currencies are translated into yen at the spot exchange rate on the last day of the fiscal period, and any translation gains or loss are accounted for as profit or loss as the case may be.

6. Allowances

   (1) Allowance for doubtful accounts

   To prepare for credit losses on accounts receivable and loans, etc., an allowance equal to the estimated amount of uncollectible receivables is provided for general receivables based on a historical write-off ratio, and for bad receivables based on a case-by-case determination of collectibility.

   (Change of accounting policy)

   Allowance for doubtful accounts for general receivables was determined in the past using percentages set by the Company. After reviewing the status of the Company's transactions, the Company believes that the risk of credit losses for this category of receivables is low. It has therefore adopted the use of a historical write-off ratio for the determination of the amount of the allowance for doubtful accounts to be provided. The impact of this change on the financial statements is insignificant.

   (2) Allowance for product warranty

To reasonably account for repair costs covered under product warranty in the respective periods in which they arise, the allowance for a given year is provided in an amount determined based on the ratio of repair costs in that year to net sales in the preceding year.

(3) Allowance for retirement benefits

To provide for employee retirement benefits, an allowance for retirement benefits is provided in an amount determined based on the estimated retirement benefit obligations and pension assets at the end of the fiscal year.

Any actuarial gains and losses are amortized on a straight-line basis over a fixed number of years (17 years) during the average remaining years of service of employees, and the amount is recorded in the fiscal year subsequent to its occurrence.

(4) Allowance for officers' retirement benefits

To provide for officers' retirement benefits, an allowance is provided for the aggregate amount payable at the end of the period pursuant to the Company's rules on officers' retirement benefits. This allowance is stipulated under Article 287-2 of the Commercial Code.

7. Accounting for lease transactions

Finance lease transactions not involving a transfer of title to the lessee are accounted for in the same way as usual operating lease transactions.

8. Accounting for consumption taxes

Consumption taxes are accounted using the net-of-tax method.

Additional Information

Pursuant to the amendment of the "Regulations Regarding the Balance Sheets, Income Statement, Business Report and Attached Schedules of Corporations", treasury stock is presented under stockholders' equity as a line item for deduction effective from FY2001.

Proposed Appropriation of Retained Earnings

(In yens)

Item	Amount
Undisposed deficit at end of period	13,412,704,122
Reversal of general reserve	17,500,000,000
Total	4,087,295,878
Earnings will be appropriated as follows:	1,491,865,965
Dividends (¥15 per share)	
Unappropriated earnings to be carried forward	2,595,429,913

(Note) On December 10, 2001, Advantest paid interim dividends of ¥25 per share (or ¥2,486,482,250 in total) to its shareholders of record as of September 30, 2001.

Copy of Independent Auditor's Report

Audit Report

May 8, 2002

Mr. Toshio Maruyama
President and COO
Advantest Corporation

Shin Nihon & Co.

Shigenori Hanada
Daihyo Shain and
Kanyo Shain
Certified Public Account

Mitsuo Cho
Kanyo Shain
Certified Public Account

We have audited the balance sheet, statement of income, the business report, the statement of proposed appropriation of earnings, and the supporting schedules of Advantest Corporation for the 60th business year ended March 31, 2002 for the purpose of reporting under the provisions of Article 2 of "the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha". With respect to the aforementioned business report and the supporting schedules, our audit was limited to those matters based on the accouting records of the Company. Our audit was made in accordance with generally accepted auditing standards, and accordingly, included the auditing procedures normally considered necessary. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion,

(1) the balance sheet and statement of income present properly the financial position and the results of operations of the Company in conformity with the related regulations and the Articles of Incorporation of the Company,

(2) the business report, as far as the accounting data included in such report are concerned, presents properly the status of the Company in conformity with the related regulations and the Articles of Incorporation of the Company,

(3) the statement of proposed appropriation of earnings has been prepared in conformity with the related regulations and the Articles of Incorporation of the Company, and

(4) the supporting schedules, as far as the accounting data included in such schedules are concerned, have been prepared in conformity with the provisions of the Commercial Code.

We have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

(Note) As of July 1, 2001, the registered name of the Company's auditor, Century Ota Showa & Co., was changed to Shin Nihon & Co.

Copy of Board of Auditors' Audit Report

Audit Report

This Audit Report was prepared by the Board of Auditors based on reports from each Corporate Auditor with respect to the method and results of audit concerning the performance by each Board Director of his respective duty. We hereby report as follows.

1. Method of Audit

Pursuant to the audit policies established by the Board of Auditors, each Corporate Auditor has attended meetings of the Board of Directors and other important meetings, posed questions to Board Directors on the state of business, reviewed important approval-granting documents, inspected the state of business and assets at the Head Office and other important branch offices, and reviewed financial statements and attached schedules upon report from independent auditors. The Corporate Auditors have also sought reports from subsidiaries of the Company on their state of business, and performed on-site inspection of the state of business and assets of important subsidiaries whenever necessary.

In the case of any engagement in competing transactions by a Board Director, transactions involving any conflict of interests between the Company and a Board Director, offering of advantage by the Company for no consideration, transactions at unusual terms with a subsidiary or shareholder, or the acquisition or disposition of treasury stock, the Corporate Auditors have, in addition to the method of audit described above, requested reports from the Board Directors and inspected such transactions in detail when necessary.

2. Result of Audit

(1) The method and result of audit performed by Shin Nihon & Co., the external auditors of the Company, are reasonable.
(2) The business report of the Company presents fairly the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Association of the Company.
(3) In consideration of the state of assets of the Company and other matters, the proposed profit allocation plan presents fairly all matters required to be presented, and no irregularity was found that need to be pointed out.
(4) The attached schedules present fairly all matters required to be presented, and no material irregularity requiring disclosure was found .
(5) No irregularity or violation of applicable laws or regulations or the Articles of Association of the Company was found with respect to the activities of the Board Directors, including activities related to subsidiaries of the Company.
In addition, no breach of fiduciary duty by any Board Directors was found with respect to engagements in competing transactions by a Board Director, transactions involving any conflict of interest between the Company and a Board Director, offering of advantage by the Company for no consideration, transactions at unusual terms with a subsidiary or shareholder, or the acquisition or disposition of treasury stock.

May 10, 2002

Board of Auditors of Advantest Corporation

Noboru Yamaguchi
Corporate Standing Auditor

Tadahiko Hirano
Corporate Standing Auditor

Keizo Fukagawa
Corporate Auditor

(Note) Keizo Fukagawa is the external auditor appointed pursuant to Article 18, Section 1 of "the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha."

Reference Documents with respect to the Exercise of the Voting Rights

1. Number of voting rights of the total shareholders: 992,796 voting rights

2. Agenda Items and Reference Matters:

Agenda Item No. 1: Matters concerning the approval of the proposed appropriation of retained earnings for the 60th fiscal year

The details of the appropriation of retained earnings for this fiscal year are as described on page 22 of the attached documents.

The basic policy of the Company is to continue to provide stable dividends, while promoting the further growth and enhancement of corporate culture and seeking to strengthen management bases and improve business performance.

Despite our efforts, the Company incurred a significant loss in this fiscal year due to stagnation in both orders accepted and sales, followed by a decline in the business results of, and cutbacks in capital investment by, domestic and foreign semiconductor manufacturers after the global slowdown in IT investment, as well as a write-down of inventory.

As a result, the Company proposes to pay as dividends for this fiscal year ¥15 per share. Annual dividends for this fiscal year, including interim dividends (¥25 per share), will be ¥40 per share (a reduction of ¥10 per share per annum).

Bonuses for Directors and Corporate Auditors are not accounted for this year.

Agenda Item No. 2: Matters concerning the repurchase of the Company's shares

In order to achieve a flexible capital structure that can respond to changes in business conditions, it is proposed that the Company repurchase up to 3,000,000 shares of common stock of the Company, at a total purchase price of up to 35 billion yen, pursuant to the provisions of Article 210 of the Commercial Code, after the conclusion of this ordinary general shareholders' meeting and until the conclusion of the next ordinary general shareholders' meeting.

Agenda Item No. 3: Matters concerning a partial amendment to the Articles of Incorporation

1. Reason for amendment:

(1) Following the deregulation concerning the repurchase and holding of treasury stocks, the abolishment of the unit stock (*tani-kabu*), the establishment of a new unit stock (*tangen-kagu*) and the abolishment of par value shares and others pursuant to the "Law Amending the Commercial Code and Other Related Law" (Law No. 79 of 2001) effective as of October 1, 2001, it is proposed that the present Articles of Incorporation shall be amended as follows:

The present Article 6 which provides that the Company may purchase shares for retirement thereof with its profits shall be deleted in its entirety;
The provision with respect to the "amount of par value shares" provided in the present Article 7 shall be deleted;
"The number of shares constituting one unit" provided in the present Article 9 shall be amended to "The number of shares constituting one new unit (*tangen*)", the present

Article 9 shall become Article 7 and provisions for the non-issuance of certificates for shares constituting less than one full unit shall be newly included as the second paragraph of Article 7; and

Necessary amendments shall be made to the present Article 10 (*Share Handling Regulations*), Article 11 (*Transfer Agent*), Article 19 (*Election of Directors*) and Article 28 (*Election of Corporate Auditors*).

(2) Following the implementation of the "Law Amending the Commercial Code and Other Related Law" (Law No. 128 of 2001) effective as of April 1, 2002, which provides the introduction of stock acquisition rights and the digitalization of corporate documents and others, it is proposed that the present Articles of Incorporation shall be amended as follows:

The present Article 38 providing dividends after conversion of convertible bonds shall be deleted in its entirely; and

Necessary amendments shall be made to the present Article 10 (*Share Handling Regulations*), Article 11 (*Transfer Agent*), Article 12 (*Record Date*), Article 17 (*Minutes of General Meeting of Shareholders*), Article 24 (*Minutes of Meeting of the Board of Directors*), Article 33 (*Minutes of Meeting of the Board of Corporate Auditors*), Article 36 (*Dividends*) and Article 37 (*Interim Dividends*);

2. Details of proposed amendments:

The details of the proposed amendments are as follows:

(Changes are underlined.)

Present Article	Proposed Amendment
Article 6. *(Retirement of Shares)* On and after June 26, 1998, the Company may, by a resolution of the Board of Directors, purchase shares for retirement thereof with its profits up to a total not exceeding nine million and nine hundred thousand (9,900,000) shares.	(Deleted)
Article 7. *(Amount of Par Value Shares)* The amount of each par value share to be issued by the Company shall be fifty (50) Yen.	(Deleted)
<u>Article 8.</u> *(Denomination of Share Certificates)* (Omitted)	<u>Article 6.</u> *(Denomination of Share Certificates)* (Present provisions maintained)
<u>Article 9.</u> *(Number of Shares Constituting <u>One Unit</u>)* The number of shares constituting <u>one unit</u> of shares of the Company shall be one hundred (100) shares.	<u>Article 7.</u> *(Number of Shares Constituting <u>One Unit</u>)* The number of shares constituting <u>one unit</u> of shares of the Company shall be one hundred (100) shares.
(Newly introduced)	<u>2. The Company shall not issue any certificate for shares constituting less than one full unit (hereinafter referred to as "shares constituting less than one full unit"), unless the Share Handling Regulations provide otherwise.</u>
<u>Article 10.</u> *(Share Handling Regulations)* The registration of transfer of shares, the	<u>Article 8.</u> *(Share Handling Regulations)* The registration of transfer of shares, the

Present Article	Proposed Amendment
registration on the Beneficial Shareholders' Register, the purchase of shares constituting less than one full unit (fractional unit shares) and other matters related to the handling of shares of the Company and fees therefor shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.	registration on the Beneficial Shareholders' Register in writing or digitally, the purchase of shares constituting less than one full unit and other matters related to the handling of shares of the Company and fees therefor shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.
Article 11. *(Transfer Agent)* 1. The Company shall have a transfer agent for its shares.	Article 9. *(Transfer Agent)* 1. (Present provisions maintained)
2. The transfer agent and its handling office shall be appointed by a resolution of the Board of Directors and public notice thereof shall be given.	2. (present provisions maintained)
3. The Shareholders' Register and the Beneficial Shareholders' Register of the Company shall be kept at the handling office of the transfer agent, and the registration of transfer of shares, the registration on the Beneficial Shareholders' Register, the purchase of fractional unit shares, and other matters related to shares shall be handled by the transfer agent and shall not be handled by the Company.	3. The Shareholders' Register and the Beneficial Shareholders' Register of the Company shall be kept at the handling office of the transfer agent, and the registration of transfer of shares, the registration on the Beneficial Shareholders' Register in writing or digitally, the purchase of shares constituting less than one full unit, and other matters related to shares shall be handled by the transfer agent and shall not be handled by the Company.
Article 12. *(Record Date)* 1. The Company shall deem the shareholders and the beneficial shareholders (hereinafter collectively called "shareholders") last registered on the Shareholders' Register and on the Beneficial Shareholders' Register, respectively, as of March 31 of each year as those shareholders who are entitled to exercise their rights at the Ordinary General Meeting of Shareholders concerning the relevant account settlement date.	Article 10. *(Record Date)* 1. The Company shall deem the shareholders and the beneficial shareholders (hereinafter collectively called "shareholders") last registered on the Shareholders' Register in writing or digitally and on the Beneficial Shareholders' Register in writing or digitally, respectively, as of March 31 of each year as those shareholders who are entitled to exercise their rights at the Ordinary General Meeting of Shareholders concerning the relevant account settlement date.
2. In addition to the case provided for in the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Company may deem the shareholders or the registered pledgees last registered on the Shareholder's Register and the Beneficial Shareholder's Register as those shareholders or the registered pledgees who are entitled to exercise their rights.	2. In addition to the case provided for in the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Company may deem the shareholders or the registered pledgees last registered on the Shareholder's Register and the Beneficial Shareholder's Register in writing or digitally as those shareholders or the registered pledgees who are entitled to exercise their rights.
Article 13. *(Convocation of General Shareholders Meeting)* through	Article 11. *(Convocation of General Shareholders Meeting)* through

Present Article	Proposed Amendment
Article 16. *(Restriction on Voting by Proxy)* (Omited)	Article 14. *(Restriction on Voting by Proxy)* (Present provisions maintained)
Article 17. *(Minutes of General Meeting of Shareholders)* The substance of proceedings of the General Meeting of Shareholders and the results thereof shall be recorded in the minutes, and the chairman and the Directors present shall affix their names and seals thereto.	Article 15. *(Minutes of General Meeting of Shareholders)* The substance of proceedings of the General Meeting of Shareholders and the results thereof shall be recorded in the minutes in writing or digitally, and the chairman and the Directors present shall affix their names and seals thereto or put their electronic signatures thereon.
Article 18. *(Number of Directors)* (Omitted)	Article 16. *(Number of Directors)* (Present provisions maitained)
Article 19. *(Election of Directors)* 1. Directors shall be elected at the General Meeting of Shareholders.	Article 17. *(Election of Directors)* 1. (Present Provisions maintained)
2. For the election of Directors, the attendance of the shareholders holding one third (1/3) or more of the total number of shares with voting rights issued and outstanding shall be required, and the resolution shall be adopted by a majority of votes thereof.	2. For the election of Directors, the attendance of the shareholders holding one third (1/3) or more of the voting rights of the total shareholders shall be required, and the resolution shall be adopted by a majority of votes thereof.
3. Cumulative voting shall not be used for election of Directors.	3. (Present Provisions maintained)
Article 20. *(Term of Office of Director)* through Article 23. *(Regulations of the Board of Directors)* (Omitted)	Article 18. *(Term of Office of Director)* through Article 21. *(Regulations of the Board of Directors)* (Present provisions maintained)
Article 24. *(Minutes of Meeting of the Board of Directors)* The substance of proceedings of the meeting of the Board of Directors and the results thereof shall be recorded in the minutes, and the Directors and the Corporate Auditors present at the meeting shall affix their names and seals thereto.	Article 22. *(Minutes of Meeting of the Board of Directors)* The substance of proceedings of the meeting of the Board of Directors and the results thereof shall be recorded in the minutes in writing or digitally, and the Directors and the Corporate Auditors present at the meeting shall affix their names and seals thereto or put their electronic signatures thereon.
Article 25. *(Remuneration of Director)* through Article 27. *(Number of Corporate Auditors)* (Omitted)	Article 23. *(Remuneration of Director)* through Article 25. *(Number of Corporate Auditors)* (Present provisions maintained)
Article 28. *(Election of Corporate Auditors)* 1. Corporate Auditors shall be elected at the	Article 26. *(Election of Corporate Auditors)* 1. (Present provisions maintained)

Present Article	Proposed Amendment
General Meeting of Shareholders.	
2. For the election of Corporate Auditors, the attendance of shareholders holding one third (1/3) or more of the total number of shares with the voting rights issued and outstanding shall be required, and the resolution shall be adopted by a majority of votes thereof.	2. For the election of Corporate Auditors, the attendance of shareholders holding one third (1/3) or more of the voting rights of the total shareholders shall be required, and the resolution shall be adopted by a majority of votes thereof.
Article 29. *(Term of Office of Corporate Auditors)* through Article 32. *(Regulations of the Board of Corporate Auditors)* (Omitted)	Article 27. *(Term of Office of Corporate Auditors)* through Article 30. *(Regulations of the Board of Corporate Auditors)* (Present provisions maintained)
Article 33. *(Minutes of Meeting of the Board of Corporate Auditors)* The substance of proceedings of the meeting of the Board of Corporate Auditors and the results thereof shall be recorded in the minutes, and the Corporate Auditors present at the meeting shall affix their names and seals thereto.	Article 31. *(Minutes of Meeting of the Board of Corporate Auditors)* The substance of proceedings of the meeting of the Board of Corporate Auditors and the results thereof shall be recorded in the minutes in writing or digitally, and the Corporate Auditors present at the meeting shall affix their names and seals thereto or put their electronic signatures thereon.
Article 34. *(Remuneration of Corporate Auditors)* through Article 35. *(Business Year)* (Omitted)	Article 32. *(Remuneration of Corporate Auditors)* through Article 33. *(Business Year)* (Present provisions maintained)
Article 36. *(Dividends)* Dividends of the Company shall be paid to the shareholders or registered pledgees last registered on the Shareholders' Register and the Beneficial Shareholders' Register as of March 31, of each year.	Article 34. *(Dividends)* Dividends of the Company shall be paid to the shareholders or registered pledgees last registered in writing or digitally on the Shareholders' Register and the Beneficial Shareholders' Register as of March 31, of each year.
Article 37. *(Interim Dividends)* The Company may, by resolution of the Board of Directors, make such cash distribution as provided for in Article 293-5 of the Commercial Code (hereinafter called "interim dividends") to the shareholders or registered pledgees last recorded on the Shareholders' Register and the Beneficial Shareholders' Register as of September 30, of each year.	Article 35. *(Interim Dividends)* The Company may, by resolution of the Board of Directors, make such cash distribution as provided for in Article 293-5 of the Commercial Code (hereinafter called "interim dividends") to the shareholders or registered pledgees last recorded on the Shareholders' Register in writing or digitally and the Beneficial Shareholders' Register in writing or digitally as of September 30, of each year.
Article 38. *(Dividends after Conversion of Convertible Bonds)* The first dividends or interim dividends on shares issued upon request of conversion of	(Deleted)

Present Article	Proposed Amendment
convertible bonds shall be paid on the basis that the conversion is effected on April 1, if the request for conversion is made during the period from April 1, through September 30, and on October 1, if the request for conversion is made during the period from October 1, through March 31, of the following year.	
Article 39. *(Effective Period for Dividend Payment)* (Omitted)	Article 36. *(Effective Period for Dividend Payment)* (Present provisions maintained)

Agenda Item No. 4: Matters concerning a proposal to issue stock acquisition rights to persons other than shareholders on especially favorable terms

Pursuant to Articles 280-20 and 280-21 of the Commercial Code, the issuance of stock acquisition rights to persons other than shareholders on especially favorable terms as described below shall require the approval of the shareholders.

1. Reason for the issue of stock acquisition rights to persons other than shareholders on especially favorable terms

   The stock acquisition rights will be issued as stock options to directors, statutory auditors and employees of the Company and its domestic and overseas subsidiaries to provide them an incentive towards better business performance and to retain and attract talented individuals.

   Due to the nature of the issue as stock option grants, subject to the following details, the stock acquisition rights will be issued for no consideration. The subscription price required to be paid upon exercise of the stock acquisition rights will be based on the market prices as of the time of issue of such stock acquisition rights.

2. Details of stock acquisition rights

   (1) Persons to whom stock acquisition rights will be allocated

   Directors, statutory auditors and employees of the Company and its domestic and overseas subsidiaries, and overseas subsidiaries of the Company (The overseas subsidiaries will then allocate the same rights as the stock acquisition rights pursuant to applicable local laws to directors, statutory auditors and employees of other overseas subsidiaries.).

   (2) Class and total number of shares to be issued upon exercise of the stock acquisition rights

   Not exceeding 800,000 shares of common stock of the Company.

   The number of shares to be issued upon exercise of each stock acquisition right shall be 100 shares, provided, however, that when the subscription price per share is adjusted in accordance with (5) below, the number of such shares shall be adjusted according to the following formula. This adjustment is made only to the number of shares that have not yet been issued upon exercise of such stock acquisition right as of the time of such adjustment. Any fraction of a share that arises as a result of an adjustment will be rounded down to the nearest number of shares.

$$\text{Number of shares to be issued upon exercise of each stock acquisition right} = \frac{\text{Total subscription price}}{\text{Subscription price per share}}$$

When the number of shares to be issued upon exercise of each stock acquisition right is adjusted, the total number of shares to be issued upon exercise of the stock acquisition rights shall be adjusted to the number obtained by multiplying the number of shares to be issued upon exercise of each stock acquisition rights after adjustment by the number of stock acquisition rights that have not been exercised as of the time of such adjustment plus the number of shares that have been issued upon exercise of stock acquisition rights.

(3) Total number of stock acquisition rights to be issued

Not exceeding 8,000.

(4) Issue price of the stock acquisition rights

No consideration shall be paid.

(5) Total subscription price to be paid upon exercise of each stock acquisition right

The total subscription price to be paid upon exercise of each stock acquisition right shall be determined on the day of issue of the stock acquisition rights by multiplying (i) the subscription price per share as determined in the following paragraph, by (ii) the number of shares to be issued upon exercise of each stock acquisition right as specified in (2) above (100 shares).

The subscription price per share shall be 1.05 times the average closing price of the common stock of the Company in regular trading on the Tokyo Stock Exchange on each day of the month preceding the month of issue of the stock acquisition rights (excluding days on which there is no such closing price), rounded up to the nearest yen; provided, however, that if such amount is less than the closing price of the common stock of the Company on the day of issue of the stock acquisition rights (or, if there is no such closing price on the day of issue, the closing price on the immediately preceding day on which there was such closing price), the subscription price per share shall equal the closing price on such day.

If, subsequent to the issue of the stock acquisition rights, the Company splits or consolidates its common stock, or issues new shares or disposes of its treasury shares below market price, the subscription price per share shall be adjusted according to the following formula, rounded up to the nearest yen. Provided, however, that such an adjustment will not be triggered by issue of new shares or transfer of treasury stock upon exercise of any stock acquisition rights or warrants of the Company or in certain other circumstances. Furthermore, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company, in the case of a capital reduction, merger or de-merger of the Company or certain other events.

(a) Formula for adjustment in the case of share split or consolidation

$$\text{Subscription price per share after adjustment} = \text{Subscription price per share before adjustment} \times \frac{1}{\text{Ratio of split / consolidation}}$$

(b) Formula for adjustment in the case of issue of new shares or disposition of treasury stock below market price

$$\text{Subscription price per share after adjustment} = \text{Subscription price per share before adjustment} \times \frac{\text{Outstanding number of shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Subscription price per share to be issued}}{\text{Market price per share}}}{\text{Outstanding number of shares} + \text{Number of new shares to be issued}}$$

In the above formula, "outstanding number of shares" shall mean the total number of outstanding shares of the Company after deduction of shares held by the Company as treasury stock. In the case of disposition of treasury stock, "number of new shares to be issued" in the above formula shall be read as "number of treasury shares to be disposed of."

(6) Exercise period of the stock acquisition rights

Between April 1, 2003 and March 31, 2007 (4 years).

(7) Conditions for exercise of stock acquisition rights

(a) A person to whom stock acquisition rights are allocated (a "rights holder") must be a director, statutory auditor or employee of the Company or its domestic or overseas subsidiary at the time of exercise, except where there are reasons deemed reasonable by the Board of Directors, including the person ceasing to be a director, statutory auditor or employee, due to the completion of his/her term of office or his/her reaching retirement age.

(b) The stock acquisition rights may not be inherited.

(c) Each stock acquisition right may not be exercised in part.

(d) Other terms and conditions will be determined at a meeting of the Board of Directors subsequent to the Shareholders' Meeting.

(8) Cancellation of stock acquisition rights

(a) The Company may cancel, for no consideration, any stock acquisition right in the event that the general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the Company shall cease to exist, or (ii) any share exchange agreement or share transfer pursuant to which the Company shall become a wholly-owned subsidiary of another company.

(b) The Company may cancel, for no consideration, all or part of the stock acquisition rights of a rights holder to the extent that such stock acquisition rights are not exercisable due to the rights holder's failure to satisfy any of the conditions for exercise of stock acquisition rights.

(9) Restriction on the transfer of stock acquisition rights

Any transfer of stock acquisition rights shall require the approval of the Board of Directors.

(10) Other details of the stock acquisition rights will be determined in a meeting of the Board of Directors subsequent to the Shareholders' Meeting.

(Translation)

June 27, 2002

To Our Shareholders

Toshio Maruyama
President and COO
ADVANTEST CORPORATION
32-1, Asahi-cho 1-chome,
Nerima-ku, Tokyo

NOTICE OF THE RESULTS OF THE RESOLUTIONS MADE BY THE 60TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs and Madams:

Notice is hereby given that the following presentation was given and the following resolutions were made at the 60th ordinary general meeting of shareholders of ADVANTEST CORPORATION (the "Company").

Matters to be reported: Matters concerning the business report, balance sheet and statement of income for the Company's 60th Fiscal Year (from April 1, 2001 to March 31, 2002)

A presentation on the above documents was given to the shareholders.

Resolutions

Agenda Item No.1: Matters concerning the approval of the proposed appropriation of retained earnings for the 60th fiscal year

The shareholders resolved to approve the agenda as proposed, that a dividend of ¥15 would be distributed for each share.

Agenda Item No. 2 Matters concerning the repurchase of the Company's shares

The shareholders resolved to approve the agenda as proposed, that the Company would repurchase up to 3 million shares of its common stock at an aggregate price not to exceed ¥35 billion.

Agenda Item No. 3: Matters concerning a partial amendment to the Articles of Incorporation

The shareholders resolved to approve the agenda as proposed. Details of the amendment are set forth in the pages to follow.

Agenda Item No. 4: Matters concerning a proposal to issue stock acquisition rights to persons other than shareholders on especially favorable terms

The shareholders resolved to approve the agenda as proposed, that the Company would issue stock acquisition rights to persons other than shareholders on especially favorable terms pursuant to Articles 280-20 and 280-21 of the Commercial Code, in order to provide an incentive to improve performance for directors, statutory auditors and employees of the Company and its domestic and overseas subsidiaries, and to retain and attract talented individuals.

<An outline of details of the stock acquisition rights>

(1) Persons to whom stock acquisition rights will be allocated

Directors, statutory auditors and employees of the Company and its domestic and overseas subsidiaries, and overseas subsidiaries of the Company

(2) Class and total number of shares to be issued upon exercise of the stock acquisition rights

Not to exceed 800,000 shares of the common stock of the Company

The number of shares to be issued upon exercise of each stock acquisition right shall be 100 shares.

(3) Total number of stock acquisition rights to be issued

Not exceeding 8,000

(4) Issue price of the stock acquisition rights

No consideration shall be paid.

(5) Exercise period of the stock acquisition rights

Between April 1, 2003 and March 31, 2007 (4 years)

<For your reference>

Details of the amendments to the Articles of Incorporation are as follows:

(Changes are underlined.)

Before Amendment	After Amendment
Article 6. *(Retirement of Shares)* On and after June 26, 1998, the Company may, by a resolution of the Board of Directors, purchase shares for retirement thereof with its profits up to a total not exceeding nine million and nine hundred thousand (9,900,000) shares.	(Deleted)
Article 7. *(Amount of Par Value Shares)* The amount of each par value share to be issued by the Company shall be fifty (50) Yen.	(Deleted)
Article 8. *(Denomination of Share Certificates)* (Omitted)	Article 6. *(Denomination of Share Certificates)* (Present provisions maintained)
Article 9. *(Number of Shares Constituting One Unit)* The number of shares constituting one unit of shares of the Company shall be one hundred (100) shares. (Newly introduced)	Article 7. *(Number of Shares Constituting One Unit)* The number of shares constituting one unit of shares of the Company shall be one hundred (100) shares. 2. The Company shall not issue any certificate for shares constituting less than one full unit (hereinafter referred to as "shares constituting less than one full unit"), unless the Share Handling Regulations provide otherwise.
Article 10. *(Share Handling Regulations)* The registration of transfer of shares, the registration on the Beneficial Shareholders' Register, the purchase of shares constituting less than one full unit (fractional unit shares) and other matters related to the handling of shares of the Company and fees therefor shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.	Article 8. *(Share Handling Regulations)* The registration of transfer of shares, the registration on the Beneficial Shareholders' Register in writing or digitally, the purchase of shares constituting less than one full unit and other matters related to the handling of shares of the Company and fees therefor shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.
Article 11. *(Transfer Agent)* 1. The Company shall have a transfer agent for its shares.	Article 9. *(Transfer Agent)* 1. (Present provisions maintained)
2. The transfer agent and its handling office shall be appointed by a resolution of the Board of Directors and public notice thereof shall be given.	2. (present provisions maintained)
3. The Shareholders' Register and the Beneficial Shareholders' Register of the Company shall be kept at the handling office of the transfer agent,	3. The Shareholders' Register and the Beneficial Shareholders' Register of the Company shall be kept at the handling office of the transfer agent,

Before Amendment	After Amendment
and the registration of transfer of shares, the registration on the Beneficial Shareholders' Register, the purchase of fractional unit shares, and other matters related to shares shall be handled by the transfer agent and shall not be handled by the Company.	and the registration of transfer of shares, the registration on the Beneficial Shareholders' Register in writing or digitally, the purchase of shares constituting less than one full unit, and other matters related to shares shall be handled by the transfer agent and shall not be handled by the Company.
Article 12. *(Record Date)* 1. The Company shall deem the shareholders and the beneficial shareholders (hereinafter collectively called "shareholders") last registered on the Shareholders' Register and on the Beneficial Shareholders' Register, respectively, as of March 31 of each year as those shareholders who are entitled to exercise their rights at the Ordinary General Meeting of Shareholders concerning the relevant account settlement date.	Article 10. *(Record Date)* 1. The Company shall deem the shareholders and the beneficial shareholders (hereinafter collectively called "shareholders") last registered on the Shareholders' Register in writing or digitally and on the Beneficial Shareholders' Register in writing or digitally, respectively, as of March 31 of each year as those shareholders who are entitled to exercise their rights at the Ordinary General Meeting of Shareholders concerning the relevant account settlement date.
2. In addition to the case provided for in the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Company may deem the shareholders or the registered pledgees last registered on the Shareholder's Register and the Beneficial Shareholder's Register as those shareholders or the registered pledgees who are entitled to exercise their rights.	2. In addition to the case provided for in the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Company may deem the shareholders or the registered pledgees last registered on the Shareholder's Register and the Beneficial Shareholder's Register in writing or digitally as those shareholders or the registered pledgees who are entitled to exercise their rights.
Article 13. *(Convocation of General Shareholders Meeting)* through Article 16. *(Restriction on Voting by Proxy)* (Omitted)	Article 11. *(Convocation of General Shareholders Meeting)* through Article 14. *(Restriction on Voting by Proxy)* (Present provisions maintained)
Article 17. *(Minutes of General Meeting of Shareholders)* The substance of proceedings of the General Meeting of Shareholders and the results thereof shall be recorded in the minutes, and the chairman and the Directors present shall affix their names and seals thereto.	Article 15. *(Minutes of General Meeting of Shareholders)* The substance of proceedings of the General Meeting of Shareholders and the results thereof shall be recorded in the minutes in writing or digitally, and the chairman and the Directors present shall affix their names and seals thereto or put their electronic signatures thereon.
Article 18. *(Number of Directors)* (Omitted)	Article 16. *(Number of Directors)* (Present provisions maitained)
Article 19. *(Election of Directors)* 1. Directors shall be elected at the General Meeting of Shareholders.	Article 17. *(Election of Directors)* 1. (Present Provisions maintained)

Before Amendment	After Amendment
2. For the election of Directors, the attendance of the shareholders holding one third (1/3) or more of the total number of shares with voting rights issued and outstanding shall be required, and the resolution shall be adopted by a majority of votes thereof.	2. For the election of Directors, the attendance of the shareholders holding one third (1/3) or more of the voting rights of the total shareholders shall be required, and the resolution shall be adopted by a majority of votes thereof.
3. Cumulative voting shall not be used for election of Directors.	3. (Present Provisions maintained)
Article 20. *(Term of Office of Director)* through Article 23. *(Regulations of the Board of Directors)* (Omitted)	Article 18. *(Term of Office of Director)* through Article 21. *(Regulations of the Board of Directors)* (Present provisions maintained)
Article 24. *(Minutes of Meeting of the Board of Directors)* The substance of proceedings of the meeting of the Board of Directors and the results thereof shall be recorded in the minutes, and the Directors and the Corporate Auditors present at the meeting shall affix their names and seals thereto.	Article 22. *(Minutes of Meeting of the Board of Directors)* The substance of proceedings of the meeting of the Board of Directors and the results thereof shall be recorded in the minutes in writing or digitally, and the Directors and the Corporate Auditors present at the meeting shall affix their names and seals thereto or put their electronic signatures thereon.
Article 25. *(Remuneration of Director)* through Article 27. *(Number of Corporate Auditors)* (Omitted)	Article 23. *(Remuneration of Director)* through Article 25. *(Number of Corporate Auditors)* (Present provisions maintained)
Article 28. *(Election of Corporate Auditors)* 1. Corporate Auditors shall be elected at the General Meeting of Shareholders.	Article 26. *(Election of Corporate Auditors)* 1. (Present provisions maintained)
2. For the election of Corporate Auditors, the attendance of shareholders holding one third (1/3) or more of the total number of shares with the voting rights issued and outstanding shall be required, and the resolution shall be adopted by a majority of votes thereof.	2. For the election of Corporate Auditors, the attendance of shareholders holding one third (1/3) or more of the voting rights of the total shareholders shall be required, and the resolution shall be adopted by a majority of votes thereof.
Article 29. *(Term of Office of Corporate Auditors)* through Article 32. *(Regulations of the Board of Corporate Auditors)* (Omitted)	Article 27. *(Term of Office of Corporate Auditors)* through Article 30. *(Regulations of the Board of Corporate Auditors)* (Present provisions maintained)
Article 33. *(Minutes of Meeting of the Board of Corporate Auditors)* The substance of proceedings of the meeting	Article 31. *(Minutes of Meeting of the Board of Corporate Auditors)* The substance of proceedings of the meeting

Before Amendment	After Amendment
of the Board of Corporate Auditors and the results thereof shall be recorded in the minutes, and the Corporate Auditors present at the meeting shall affix their names and seals thereto.	of the Board of Corporate Auditors and the results thereof shall be recorded in the minutes in writing or digitally, and the Corporate Auditors present at the meeting shall affix their names and seals thereto or put their electronic signatures thereon.
Article 34. *(Remuneration of Corporate Auditors)* through Article 35. *(Business Year)* (Omitted)	Article 32. *(Remuneration of Corporate Auditors)* through Article 33. *(Business Year)* (Present provisions maintained)
Article 36. *(Dividends)* Dividends of the Company shall be paid to the shareholders or registered pledgees last registered on the Shareholders' Register and the Beneficial Shareholders' Register as of March 31, of each year.	Article 34. *(Dividends)* Dividends of the Company shall be paid to the shareholders or registered pledgees last registered in writing or digitally on the Shareholders' Register and the Beneficial Shareholders' Register as of March 31, of each year.
Article 37. *(Interim Dividends)* The Company may, by resolution of the Board of Directors, make such cash distribution as provided for in Article 293-5 of the Commercial Code (hereinafter called "interim dividends") to the shareholders or registered pledgees last recorded on the Shareholders' Register and the Beneficial Shareholders' Register as of September 30, of each year.	Article 35. *(Interim Dividends)* The Company may, by resolution of the Board of Directors, make such cash distribution as provided for in Article 293-5 of the Commercial Code (hereinafter called "interim dividends") to the shareholders or registered pledgees last recorded on the Shareholders' Register in writing or digitally and the Beneficial Shareholders' Register in writing or digitally as of September 30, of each year.
Article 38. *(Dividends after Conversion of Convertible Bonds)* The first dividends or interim dividends on shares issued upon request of conversion of convertible bonds shall be paid on the basis that the conversion is effected on April 1, if the request for conversion is made during the period from April 1, through September 30, and on October 1, if the request for conversion is made during the period from October 1, through March 31, of the following year.	(Deleted)
Article 39. *(Effective Period for Dividend Payment)* (Omitted)	Article 36. *(Effective Period for Dividend Payment)* (Present provisions maintained)

- The payment of dividends for the 60th Fiscal Year

  Dividends for the 60th Fiscal Year can be received by presenting the enclosed Notice of Postal Transfer at a nearby post office during the payment period (from June 28, 2002 to July 31, 2002).

  Shareholders who have elected to use bank transfer will find enclosed a Dividends Statement and Confirmation of Transfer Account.

- A recorded broadcast of part of the shareholders' meeting (presentation of the Company's business results) will be available on the Company's website starting today.
  (URL http://www.advantest.co.jp)

- An announcement of the Company's business results will be published on the Nihon Keizai Shimbun and on the Company's website.
  (URL http://www.advantest.co.jp/j/ir/index.html)

FOR IMMEDIATE RELEASE

June 27, 2002
ADVANTEST CORPORATION
(Toshio Maruyama, President and COO)
(Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)

CONTACT:
Hitoshi Owada
(Managing Director and
Senior Vice President, Administration and Finance Division)
Phone: +81-(0)3-3342-7500

Advantest Issues Stock Option (Stock Acquisition Rights)

Tokyo –June 27, 2002 – Advantest Corporation (the "Corporation") resolved at a meeting of its Board of Directors today to issue stock acquisition rights for stock options pursuant to Article 280 Paragraphs 20 and 21 of the Commercial Code and the shareholder resolution at the 60th annual general meeting of shareholders under the terms set forth below.

1. Date of issuance	July 5, 2002 (scheduled)
2. Number of stock acquisition rights issued	7,350
3. Issuance price	No consideration shall be paid.
4. Class and total number of shares underlying the stock acquisition rights	735,000 shares of Advantest Corporation (each stock acquisition right shall be exercisable for 100 shares)
5. Total subscription price to be paid upon exercise of each stock acquisition right	To be determined as of July 5, 2002
6. The total value of all shares (newly issued shares or treasury shares) issued or delivered upon the exercise of stock acquisition rights.	To be determined as of July 5, 2002
7. Exercise period of the stock acquisition rights	Between April 1, 2003 and March 31, 2007
8. The amount of the issuance price of the newly issued shares issued pursuant to the exercise of stock acquisition rights that will be incorporated into capital	The issuance price per share determined as of July 5, 2002 multiplied by 0.5; any fraction of Yen shall be rounded up
9. The number of employees receiving stock acquisition rights	Directors, statutory auditors and employees of the Corporation and its domestic and overseas subsidiaries, totaling 177

For Reference

(1)	The date of the meeting of the Board of Directors setting the date for the annual general meeting of shareholders	May 13, 2002
(2)	Date of the resolution made pursuant to the annual general meeting of shareholders	June 27, 2002